September 21, 2005                                                Peter DiIorio
                                                 peter.diiorio@hellerehrman.com
                                                            Main (212) 832-8300
Via Edgarlink and Federal Express                            Fax (212) 763-7600


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549

Attention:        Mr. Mark P. Shuman and Ms. Sara Kalin

Re:      Convera Corporation
         Form S-3 Registration Statement
         File No. 333-127222

         Form 10-K for the year ended January 31, 2005
         Form 10-Q for the quarter ended April 30, 2005
         File No. 0-31989

Dear Ladies and Gentlemen:

     Enclosed for filing on behalf of Convera Corporation (the "Company") is Amendment No. 1 (the "Amendment") to the above-referenced Registration Statement, originally filed with the Securities and Exchange Commission on August 5, 2005 (the "Registration Statement"). Under separate cover, courtesy copies of the Amendment marked to show changes are also being sent.

     This Amendment reflects changes made in response to your letter dated August 19, 2005, regarding the Registration Statement (the "Staff Letter"). The comments contained in the Staff Letter are reproduced in bold and italics below, and the response to each comment follows.

Registration Statement on Form S-3

Where    You Can Find More Information, page 1

     1. Please update this section to include your Form 8-K filed March 2, 2005. Additionally, ensure that this section is updated to include any filings that are made prior to effectiveness and are required to be incorporated by reference. See H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

This section "Where You Can Find More Information" on page 1 has been revised to include the Form 8-K filed March 2, 2005 and the Company confirms that it will be updated to include all other filings made prior to effectiveness.

Selling Stockholder, page 10

     2. All material transactions between the company and the selling stockholder should be disclosed in this section, including the material terms of the transaction by which the selling stockholder received the shares being offered for resale. See Item 507 of Regulation S- K. Please revise this section accordingly to provide information similar to that provided in your plan of distribution regarding the transaction by which the selling stockholder received its shares.

The section "Selling Stockholder" has been revised on page 10 to include disclosure concerning the transaction by which the selling stockholder received its shares.

     3. Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by the selling stockholder. If the selling stockholder is controlled by a widely-held public company, you may revise to identify the public company as the entity that exercises such voting and dispositive powers. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

A footnote has been added to the selling stockholder table on page 11 providing the disclosure requested by the Staff's comment.

     4. It does not appear that the selling stockholder is a registered broker-dealer. Please confirm. Additionally, if the selling stockholder is an affiliate of a broker-dealer, please disclose, and tell us whether the selling stockholder received its shares in the ordinary course of business and whether, at the time of acquisition, it had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

The Company has confirmed with the selling stockholder that it is not a registered broker-dealer. In addition, the Company has confirmed with the selling stockholder that, though it is an affiliate of a broker-dealer, the selling stockholder received its shares in the ordinary course of business and at the time of acquisition, it did not have any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares. Disclosure in response to this comment has been included in the footnote to the selling stockholder table on page 11.

Legal Opinion

     5. Please confirm that the reference and limitation to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIIIA.14 of the CF Current Issues Outline.

We hereby confirm that the reference to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

     6. We note that in rendering the legal opinion, your counsel has assumed that "appropriate stock certificates evidencing the Shares [will be] executed and delivered." As the shares being registered appear to be issued and outstanding, this assumption seems unnecessary, as counsel should be able to determine whether the share certificates were executed and delivered. Additionally, it is unclear why your counsel's assumption that all applicable securities laws will be complied with, is necessary in rendering the legal opinion required by Item 601(b)(5) of Regulation S-K. In this regard, we note that securities law issues should not affect a determination of whether, under Delaware law, the company's shares are legally issued, fully paid and non-assessable. Please ensure that your next amendment includes a legal opinion revised in accordance with the issues noted above or advise.

A revised legal opinion reflecting the Staff's comment has been filed with the Amendment as Exhibit 5.1.

Form 10-K for the fiscal ended January 31, 2005

Controls and Procedures, page 32.

     7. We note that as of the end of the period covered by your Form 10-K, the company's management, including your Chief Executive Officer, evaluated the effectiveness of the company's disclosure controls and procedures, and your Chief Executive Officer concluded that the company's disclosure controls and procedures were effective. However,
          Item 307 of  Regulation  S-K  requires  the  company to  disclose  the conclusions of the company's principal executive and principal financial officers, or persons performing similar functions. Please tell us whether your chief financial officer, or the person performing the functions of the chief financial officer, was involved in the evaluation of the company's controls and procedures as of the end of the period covered by your Form 10-K and tell us what his or her conclusions were regarding the effectiveness of the company's disclosure controls and procedures. This comment also applies to your first quarter 10-Q, which indicates that your CFO was involved in the evaluation of disclosure controls and procedures, but did not provide a conclusion regarding disclosure controls and procedures.

The Company confirms that its Chief Financial Officer was involved in the evaluation of the Company's disclosure controls and procedures as of the end of the periods covered by the Company's Form 10-K for the year ended January 31, 2005 and the Form 10-Q for the quarter ended April 30, 2005. The Company confirms that the conclusion of the Chief Financial Officer, which was inadvertently omitted from such filings, was identical to the conclusion of the Company's Chief Executive Officer as disclosed in such filings that the disclosure controls were effective. The Company will ensure that all future filings contain disclosure regarding both the Company's Chief Executive Officer and its Chief Financial Officer.

     8. We note that your determination regarding the effectiveness of the company's disclosure controls and procedures appears to be narrower than that required by Rule 13a-15. In this regard, we note that your CEO concluded that your disclosure controls and procedures were effective in "making known to [the company] on a timely basis, material information required to be disclosed in the company's reports filed or submitted under the Exchange Act," while Rule 13a-15(e)
          defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer is "recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms," and that they include controls and procedures designed to ensure that information required to be disclosed by an issuer is "accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding the required disclosure," Please confirm that the evaluation of your disclosure controls and procedures was made in accordance with the terms of Rule 13a-15(e) and ensure that your future filings include language that more closely conforms with the language of Rule 13a-15(e). This comment also applies to your Form 10-Q for the quarter ended April 30, 2005.

The Company confirms that its evaluation of its disclosure controls as of the periods cited in the Staff's comment was made in accordance with the terms of Rule 13a-15(e). The Company also confirms that it will ensure that future filings include language that more closely conforms with the language of Rule 13a-15(e).

     9. As a follow-up to the comment above, we note that the language regarding changes in internal controls in both your Form 10-K and first quarter Form 10-Q, indicates that there were no "significant" changes in the company's internal controls that could "significantly" affect the internal controls subsequent to the date the company completed its evaluation. However, the standard set forth-in Item 308(c) of Regulation S-K requires that you disclose any change in internal control over financial reporting that occurred during your last fiscal quarter that has "materially" affected, or is reasonably likely to "materially" affect, your internal control over financial reporting. Please confirm that these were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the fourth quarter of your last fiscal year or during the first quarter of the current fiscal year. Additionally, ensure that your future filings include language consistent with Item 308(c) of Regulation S-K.

The Company confirms that these were no changes that materially affected or were reasonably likely to materially affect its internal control over financial reporting during the fourth quarter of its last fiscal year or during the first quarter of the current fiscal year. The Company also confirms that it will ensure that future filings include language consistent with Item 308(c) of Regulation S-K.

                                             Sincerely,



                                             /s/ PETER DIIORIO
                                             Heller Ehrman LLP